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                                                                    EXHIBIT 99.3



                             [SOUTHDOWN LETTERHEAD]


                                                                        , 1998

Milbank, Tweed, Hadley & McCloy
1 Chase Manhattan Plaza
New York, New York 1005

Bracewell & Patterson, L.L.P.
711 Louisiana Street, Suite 2900
Houston, Texas 77002

         Re: March 17, 1998 Agreement and Plan of Merger ("Merger Agreement") among Southdown, Inc. ("Southdown"), Bedrock Merger Corp. ("Bedrock") and Medusa Corporation ("Medusa").


Gentlemen:

         We furnish this letter to you in connection with your opinion as to certain federal income tax consequences of the proposed merger contemplated by the Merger Agreement. Capitalized terms not otherwise defined have meanings
assigned to them in Joint Proxy Statement/Prospectus dated        , 1998 of
Southdown and Medusa. The Merger is described in detail in the Agreement.

         To enable you to render your opinion, we make the following representations:

         1. At the time of the Merger, the fair market value of the Southdown Common Stock and other consideration received by each Medusa shareholder will be approximately equal to the fair market value of the Medusa Shares surrendered in the exchange.

         2. Neither Southdown nor any of its affiliates has any plan or intention to reacquire any Southdown stock issued in the Merger.

         3. Neither Southdown nor any of its affiliates now, or at any time during the past five years, owns or has owned any shares of Medusa capital stock.
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         4.      Immediately following the Merger, Medusa will hold at least
                 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and all of Bedrock's net assets and all of Bedrock's gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid to Medusa shareholders who receive cash or other property, amounts used by Medusa to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Medusa will be included as assets of Medusa or Bedrock, respectively, immediately prior to the Merger.

         5. Prior to the Merger, Southdown will own 100 percent of the total combined voting power and 100 percent of the total number of shares of each Bedrock stock class.

         6. Southdown has no plan or intention to liquidate Medusa; to merge Medusa with or into another corporation; to sell or otherwise dispose of the stock of Medusa except for transfers of stock to a member of Southdown's qualified group(1) or to a partnership in which Southdown (or a member of Southdown's qualified group) is a partner and owns at least a one-third interest in the partnership and has active and substantial management functions as a partner in the partnership.

         7. Other than closing down Medusa's Cleveland headquarters, Southdown has no plan or intention to cause Medusa to sell or otherwise dispose of any of its assets except for dispositions to be made in the ordinary course of business or transfers of assets to a member of Southdown's qualified group or to a partnership of which Southdown (or a member of Southdown's qualified group) is a partner and owns at least a one-third interest in the partnership and has active and substantial management functions as a partner in the partnership.

         8. Bedrock will have no material liabilities assumed by Medusa, and will not transfer to Medusa any assets subject to material liabilities, in the Merger.


         9. Following the transaction, Medusa will continue its historic business and use a significant portion of its historic business assets.


         10. Other than as provided in the Merger Agreement, Southdown will pay all of Bedrock's expenses, if any, incurred in connection with the Merger.

         11. There is no intercorporate indebtedness existing between Southdown and Medusa or between Bedrock and Medusa that was issued, acquired, or will be settled at a discount.


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(1)      Treas. Reg. Section 1.368-1(d)(4)(ii) defines a qualified group as including Southdown and all its direct and remote subsidiaries, 80% of the voting stock of which and 80% of all other classes of stock of which are owned by one or more members of Southdown's qualified group.



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         12.     Neither Southdown nor Bedrock is a regulated investment
                 company, a real estate investment trust, or a corporation fifty percent or more of the value of whose total assets are stock and securities, and eighty percent or more of the value of whose total assets are assets held for investment. In making the percentage determinations under the preceding sentence, stock and securities in any subsidiary corporation are disregarded and the parent corporation is deemed to own its ratable share of the subsidiary's assets, and a corporation is considered a subsidiary if the parent owns fifty percent or more of the combined voting power of all classes of stock entitled to vote or fifty percent or more of the total value of shares of all classes of stock outstanding.

         13. The statutory and nonstatutory stock options to acquire Southdown Common Stock to be received by Medusa option holders will not be actively traded on an established securities market and will not be transferable except by will or by the laws of descent and distribution.

         14. The Merger will enhance Southdown's ability to capitalize on strong industry fundamentals and the growth in cement consumption that is expected to result from proposed increases in federal and state infrastructure spending.

         15. The Merger will result in the second largest and most modern cement plant manufacturing system in the United States. The expanded network of preheater/precalciner facilities should present additional opportunities for cost effective capacity expansions and earnings growth.

         16. Medusa's operations complement Southdown's existing asset base, and the combined network of plants and distribution terminals will provide broad coverage of the markets east of the Mississippi River.

         17. The Merger will create a significantly larger company with greater financial flexibility, a strong balance sheet, higher market capitalization and greater earnings and cash flows, all of which should enhance shareholder value by enabling Southdown to realize its growth potential and pursue attractive business opportunities in the future.

         Unless written notification to the contrary is received by you prior to the Merger, these representations will continue to be true and correct at all times from today through the day of the Merger.

                                        Very truly yours,

                                        Southdown, Inc.

                                        By:
                                            ------------------------------------
                                        Title:
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